                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                    SCHEDULE 13D/A

                       Under the Securities Exchange Act of 1934
                                  (Amendment No. 24)*

                                 Michaels Stores, Inc.
                                   (NAME OF ISSUER)

                        Common Stock, par value $0.10 per share
                            (TITLE OF CLASS OF SECURITIES)

                                      594087-10-8
                                    (CUSIP NUMBER)

                                   Michael C. French
                              901 Main Street, Suite 6000
                                 Dallas, Texas  75202
                                    (214) 953-6000
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                   AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                    March 15, 1995
                         (DATE OF EVENT WHICH REQUIRES FILING
                                  OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 11 Pages


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CUSIP NO. 594087-10-8                     13D                Page 2 of 11 Pages


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sam Wyly   ###-##-####

- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  /x/
     OF A GROUP*                                                       (b)  / /

- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(a)                                                          / /

- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                1,434,905
 PERSON WITH                 --------------------------------------------------
                              (8) SHARED VOTING POWER

                                  300,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                  2,184,905
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  300,000
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,484,905
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                     13D                Page 3 of 11 Pages


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Charles J. Wyly, Jr.  ###-##-####

- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  /x/
     OF A GROUP*                                                       (b)  / /

- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(a)                                                          / /

- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                1,497,607
 PERSON WITH                 --------------------------------------------------
                              (8) SHARED VOTING POWER

                                  300,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                  1,872,607
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  300,000
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,172,607
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                     13D                Page 4 of 11 Pages


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited) 75-231-9145

- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  /x/
     OF A GROUP*                                                       (b)  / /

- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(a)                                                          / /

- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                300,000
 PERSON WITH                 --------------------------------------------------
                              (8) SHARED VOTING POWER

                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                  300,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     300,000
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.4%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                     13D                Page 5 of 11 Pages


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Wyly Group

- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  /X/
     OF A GROUP*                                                       (b)  / /

- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(a)                                                          / /

- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                3,232,512
 PERSON WITH                 --------------------------------------------------
                              (8) SHARED VOTING POWER

                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                  4,357,512
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,357,512
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.3%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN, PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                     13D                Page 6 of 11 Pages

ITEM 1.   SECURITY AND ISSUER.  Not amended.

ITEM 2.   IDENTITY AND BACKGROUND.  Not amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS. Item 3 is hereby amended and restated in its entirety to read as follows:

     The options for which exercise dates are described in Item 5 as having been accelerated were granted to Sam Wyly and Charles J. Wyly, Jr., respectively, under the Michaels Stores, Inc. 1992 Non-Statutory Stock Option Plan (the "1992 Plan"). Such options granted to Sam Wyly were subsequently transferred to Tallulah, Ltd., a Texas limited partnership ("Tallulah") for which Sam Wyly is general partner.

     On March 17, 1995 Maverick Entrepreneurs Fund, Ltd. purchased in the aggregate 100,000 shares of Common Stock for an aggregate consideration of $3,054,375. Maverick Entrepreneurs Fund, Ltd. funded the purchase price for these shares out of its working capital.


ITEM 4.   PURPOSE OF TRANSACTION.  Not amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 is hereby amended and restated in its entirety to read as follows:

     On March 15, 1995, the reporting person was informed that effective May 29, 1994, the exercise schedule of an option granted on August 19, 1992, to Sam Wyly, and currently held by Tallulah, was automatically accelerated under the terms of such option's initial grant. As a result, Sam Wyly is deemed to have become the beneficial owner of 300,000 additional shares of Common Stock.

     On March 15, 1995, the reporting person was informed that effective May 29, 1994, the exercise schedule of an option granted on August 19, 1992, to Charles J. Wyly, Jr. was automatically accelerated under the terms of such option's initial grant. As a result, Charles J. Wyly, Jr. is deemed to have become the beneficial owner of 150,000 additional shares of Common Stock.

     On March 17, 1995, Maverick Entrepreneurs Fund, Ltd. purchased 100,000 shares of Common Stock in open market transactions; 65,000 shares of which were purchased at a price of $30.50 per share and 35,000 shares of which were purchased at a price of $30.625 per share.

     Mr. Sam Wyly beneficially owns 2,484,905 shares, or 11.2%, of the outstanding Common Stock. Sam Wyly beneficially owns 150,000 of such shares by virtue of his ownership of options; beneficially owns 1,474,536 of such shares as general partner of Tallulah (through direct ownership by Tallulah of 874,536 shares and beneficial ownership by Tallulah of an additional 600,000 shares as a result of Tallulah's ownership of options); beneficially owns 300,000 of such shares as general partner of Maverick Entrepreneurs Fund, Ltd.; beneficially owns 7,918 of such shares as the guardian of a minor child; beneficially owns 15,836 of such

CUSIP No. 594087-10-8                     13D                Page 7 of 11 Pages

shares by virtue of his holding a power of attorney to vote the shares of two adult children; and beneficially owns an aggregate of 536,615 of such shares as trustee of the trusts listed below:

                                                          Number of
                                                           Shares
                                                         Beneficially
           Name of Trust                                    Owned
- ---------------------------------------------            ------------
1.  The Christiana Parker Wyly Trust                        82,393
2.  The Andrew David Sparrow Wyly Trust                     82,393
3.  The Laurie L. Wyly Revocable Trust                     123,943
4.  The Lisa Wyly Revocable Trust                          123,943
5.  The Kelly Wyly Elliot Trust                            123,943

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

     Sam Wyly possesses sole voting power with respect to 1,434,905 shares of Common Stock, sole dispositive power with respect to 2,184,905 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

     Charles J. Wyly, Jr. beneficially owns 2,172,607 shares, or 10.0%, of the outstanding Common Stock. Charles J. Wyly, Jr. owns 375,000 of such shares by virtue of his ownership of options; beneficially owns 755,000 of such shares as general partner of Brush Creek; beneficially owns 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; beneficially owns 300,000 of such shares as general partner of Maverick Entrepreneurs Fund, Ltd. and beneficially owns an aggregate of 742,233 of such shares as trustee of the trusts listed below:


                                                          Number of
                                                           Shares
                                                         Beneficially
           Name of Trust                                    Owned
- ---------------------------------------------            ------------
1.  The Charles Joseph Wyly III Trust                      190,913
2.  The Martha Caroline Wyly Trust                         170,000
3.  The Emily Ann Wyly Trust                               190,813
4.  The Jennifer Lynn Wyly Trust                           190,507

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

     Charles J. Wyly, Jr. possesses sole voting power with respect to 1,497,607 shares of Common Stock, sole dispositive power with respect to 1,872,607 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

CUSIP No. 594087-10-8                     13D                Page 8 of 11 Pages

     Maverick Entrepreneurs Fund, Ltd. beneficially owns 300,000 shares, or 1.4%, of the outstanding Common Stock. Maverick Entrepreneurs Fund, Ltd. owns all of such shares directly.

     The Reporting Persons as a group beneficially own 4,357,512 shares, or 19.3%, of the outstanding Common Stock. The Reporting Persons as a group possess sole voting power with respect to 3,232,512 shares of Common Stock, sole dispositive power with respect to 4,357,512 shares of Common Stock and shared voting and dispositive power with respect to 0 shares of Common Stock.

     Except as set forth in this Item 5, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Not amended.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1       -     Agreement pursuant to Rule 13d-1(f)(1)(iii). (1)
     Exhibit 2.1     -     Form of Loan Agreement, dated as of February 23,
                           1995, between Lehman Brothers Finance, S.A., and
                           Those Persons Specified in Schedule A thereto. (2)
     Exhibit 2.2     -     Form of Loan Agreement, dated as of February 23,
                           1995, between Lehman Brothers Finance, S.A., and
                           Those Persons Specified in Schedule A thereto. (2)
     Exhibit 3.1     -     Option Transaction Confirmation, dated as of February
                           23, 1995, by Lehman Brothers Finance, S.A. to the
                           Counterparties set forth on Exhibit A thereto. (2)
     Exhibit 3.2     -     Option Transaction Confirmation, dated as of February
                           23, 1995, by Lehman Brothers Finance, S.A. to the
                           Counterparties set forth on Exhibit A thereto. (2)
     Exhibit 3.3     -     Option Transaction Confirmation, dated as of February
                           23, 1995, by Lehman Brothers Finance, S.A. to the
                           Counterparties set forth on Exhibit A thereto. (2)
     Exhibit 3.4     -     Option Transaction Confirmation, dated as of February
                           23, 1995, by Lehman Brothers Finance, S.A. to the
                           Counterparties set forth on Exhibit A thereto. (2)
     Exhibit 4.1     -     Pledge Agreement, dated as of February 23, 1995,
                           between Lehman Brothers Finance, S.A., and the
                           Counterparties set forth on Exhibit A thereto. (2)
     Exhibit 4.2     -     Pledge Agreement, dated as of February 23, 1995,
                           between Lehman Brothers Finance, S.A., and the
                           Counterparties set forth on Exhibit A thereto. (2)
     Exhibit 5.1     -     Guarantee Agreement. (2)

CUSIP No. 594087-10-8                     13D                Page 9 of 11 Pages

                     (1)   Filed herewith.

                     (2) Previously filed as an exhibit to Amendment 23 of this Schedule 13D.

CUSIP No. 594087-10-8                     13D                Page 10 of 11 Pages

                                      SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: May 8, 1995            /s/ Sam Wyly
                             -------------------------------------------------
                             Sam Wyly



                             /s/ Charles J. Wyly, Jr.
                             -------------------------------------------------
                             Charles J. Wyly, Jr.


                             MAVERICK ENTREPRENEURS FUND, LTD.
                             (formerly First Dallas Limited)


                             By: /s/ Sam Wyly
                             -------------------------------------------------
                                     Sam Wyly,
                                     General Partner



                             By: /s/ Charles J. Wyly, Jr.
                             -------------------------------------------------
                                     Charles J. Wyly, Jr.,
                                     General Partner

CUSIP No. 594087-10-8                     13D                Page 11 of 11 Pages


                                       EXHIBIT 1


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.


Date:     May 8, 1995        /s/ Sam Wyly
                             -------------------------------------------------
                             Sam Wyly



                             /s/ Charles J. Wyly, Jr.
                             -------------------------------------------------
                             Charles J. Wyly, Jr.


                             MAVERICK ENTREPRENEURS FUND, LTD.
                             (formerly First Dallas Limited)



                             By: /s/ Sam Wyly
                             -------------------------------------------------
                                     Sam Wyly,
                                     General Partner



                             By: /s/ Charles J. Wyly, Jr.
                             -------------------------------------------------
                                     Charles J. Wyly, Jr.,
                                     General Partner